April 28, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Andrew Blume

Michael Kennedy

Mara L. Ransom

Sondra Snyder

Re:	Azure Power Global Limited

Draft Registration Statement on Form F-1

Submitted March 6, 2015

CIK No. 0001633438

Ladies and Gentlemen:

This letter on behalf of Azure Power Global Limited (the “Company”) is in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated April 3, 2015 regarding the above-referenced confidential Draft Registration Statement on Form F-1 (CIK No. 0001633438) submitted to the Commission on March 6, 2015 (the “Draft Registration Statement”). For your convenience, each of the Staff’s comments has been set forth below in bold italics, and our response to that comment immediately follows. The Company has also revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter a revised confidential submission (“Submission #2”) of the Draft Registration Statement on Form F-1 that reflects these revisions and updates and clarifies certain other information.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Submission #2. Except as otherwise specifically indicated, page references herein correspond to the pages of Submission #2. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Response to Staff Comments

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and advises the Staff that it has not used any written communications, as defined in Rule 405 under the Securities Act, to present to potential investors in reliance on Section 5(d) of the Securities Act. In the event that the Company does use such written communications, the Company will supplementally provide the Staff with copies of such materials.

2.	With respect to all third-party statements in your prospectus – such as market data by the Indian Ministry of Power, the Reserve Bank of India, the Indian Ministry of New and Renewable Energy, and the Central Electric Authority – please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

The Company has enclosed with the Staff’s courtesy copy of this letter, as supplemental material, copies of the third-party statements cited in Submission #2, clearly marked to highlight the portion or section of those statements that contains the relevant information and cross-referenced to the appropriate location in Submission #2. The Company advises the Staff that no third-party reports referenced in Submission #2 were prepared for the Company or for the contemplated offering.

Prospectus Summary

3.	We note your disclosure on page 50 that you “will have to rely on dividends paid to [you] by [your] subsidiaries (in particular, [your] key operating subsidiary in India, AZI) for your cash requirements, including funds to pay dividends and other cash distributions to [your] shareholders, service any debt [you] may incur and pay [your] operating expenses.” We also note your disclosure that AZI has not paid any dividends on its equity shares and does not plan to pay any dividends on such shares in the foreseeable future. Please include substantially similar disclosure here and in the Management’s Discussion and Analysis section.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7-8 and 63 of Submission #2 to address the Staff’s comment.

4.	Please include a statement concerning the enforceability of civil liabilities against foreign persons in your prospectus summary.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 8 of Submission #2 to address the Staff’s comment.

Corporate Structure, page 6

5.	Considering all of your operations at present and following the offering will be conducted through AZI and its subsidiaries, please explain why you will be retaining US$3 million for future operating activities.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 6 of Submission #2 to address the Staff’s comment. The Company respectfully submits that it plans to retain US$3 million of the net proceeds of the offering to fund its future operating expenses, including corporate overhead and corporate expenses.

6.	In the chart on page 7, please identify the “Founders” you reference here.

The Company acknowledges the Staff’s comment and has revised the chart on page 7 of Submission #2 to address the Staff’s comment.

The Offering, page 9

7.	Where you discuss the assumptions associated with the number of equity shares outstanding, please quantify these amounts.

The Company acknowledges the Staff’s comment and respectfully submits that the number of equity shares outstanding will change upon the conversion of its outstanding convertible securities. The Company expects to convert the outstanding CCDs, Series E CCPS and the Series A, B, C, D and F CCPS into equity shares prior to the public offering. As the conversion ratios for the Series E CCPS and the CCDs are variable, the Company will update the disclosure prior to launching the public offering to provide the number of equity shares outstanding assuming conversion of the convertible securities once the conversion ratios for the CCDs and the Series E CCPS have been set.

Risk Factors

Risks Related to Our Business and Our Industry

The reduction, modification or elimination of central . . ., page 17

8.	Please elaborate on your disclosure that you “could be in a situation where [you] are not qualified to participate in bids that grant incentives under certain schemes” and provide examples of such situations in order to add context to this risk.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 18 of Submission #2 to remove the sentence “[w]e could be in a situation where we are not qualified to participate in bids that grant incentives under certain schemes…” as it does not believe this is a risk for the Company.

Counterparties to our PPAs may not fulfill their obligations..., page 26

9.	Here or in an appropriate place in your prospectus elaborate upon whether there is a way for you to measure the creditworthiness or financial condition of the counterparties to your PPAs. If, due to the limited number of counterparties available to you (as discussed in the preceding risk factor), this is not a factor you take into account, please state as much.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 26 and 27 of Submission #2 to address the Staff’s comment.

Risks Related to Our Equity Shares and This Offering

Our holding company will have to rely . . ., page 42

10.	Please disclose here, as you do on page 50, that AZI has not paid any cash dividends on its equity shares and does not intend to pay dividends to its equity shareholders in the foreseeable future.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 42 of Submission #2 to address the Staff’s comment.

Selected Consolidated Financial Data, page 56

11.	We note that the net loss per share attributable to AZI equity shareholders, basic and diluted, presented here and in your Summary Consolidated and Pro Forma Financial and Operating Data beginning on page 11 does not agree with the similarly captioned amounts presented in your annual and interim financial statements. Please revise or explain to us why you believe no revision is necessary.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 57 of Submission #2 to address the Staff’s comment.

12.	We note your disclosure in footnote (4) on page 58 that the non-controlling interest presented in your Consolidated Statement of Operations Data represents a non-controlling interest of 20% in a subsidiary and the ownership interests of the founders in AZI after this offering. However, the amounts presented in the non-controlling interest line in your Selected Financial Data are the same amounts described in your annual and interim financial statements as representing only the 20% ownership in a subsidiary (10MW Gujarat power plant) not held by AZI. Please revise your description in footnote (4) here and in your Summary Consolidated and Pro Forma Financial and Operating Data beginning on page 11 for accuracy or explain to us why you believe no revision is necessary.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 58 of Submission #2 to address the Staff’s comment.

13.	We note that footnote (7) on page 58 indicates that pro forma net loss per share has been calculated as if the compulsory convertible preferred shares and the compulsory convertible debentures had been converted into equity shares at the beginning of the period or when issued, if later. Footnote (8), however, suggests that pro forma weighted average shares outstanding assumes conversion at a later date. Please revise your disclosures to clarify your presentation.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 58-59 of Submission #2 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

14.	We note your disclosure on page 67 that your foreign currency option contracts qualify as cash flow hedges. However, in Note 2(w) on pages F-15 and F-51 you state that you did not have any derivatives designated as accounting hedges during the annual and interim periods presented. Please revise your disclosure as appropriate or explain to us why you believe no revision is necessary.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 68 of Submission #2 to address the Staff’s comment.

15.	In an appropriate place in this section, please discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources. Please refer to Item 5.D of Form 20-F.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 64 of Submission #2 to address the Staff’s comment.

16.	In an appropriate place in this section, please discuss the material terms of your power purchase agreements. In this regard, based on your disclosure on page 26, we note that the terms of your power purchase agreements can vary and your table on pages 100-101 indicates that some of your tariffs have adjustment features. Please explain these terms so that a reader can appreciate the risks and benefits these agreements present to your business.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 62-63 of Submission #2 to address the Staff’s comment.

Operating Metrics, page 64

17.	You state here that you are targeting having 520MW deployed by March 31, 2016. In an appropriate place in your prospectus, please tell us how you intend to achieve this goal and if there are any projects you have identified that will facilitate achievement of this goal.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 102 of Submission #2 to address the Staff’s comment. The Company respectfully submits that in addition to the total of 431MW operational, under construction and committed as of December 31, 2014, it has won bids to construct three additional utility projects and one rooftop project totaling 53MW as of the date of this submission. In addition, the Company has submitted bids for projects totaling an additional 30MW and expects to bid at three upcoming auctions totaling 345MW in the first quarter of fiscal year 2016.

18.	Please explain to us how to reconcile the amounts reflected in the table that represents megawatts deployed and committed here with the chart that appears on pages 100-101.

The Company respectfully submits that the amounts reflected in the table on page 64 as megawatts operating represent the megawatts operational as of the dates listed, whereas the megawatts operational in the chart that appears on pages 104-105 reflect the megawatts operational as of December 31, 2014. The amounts reflected in the table on page 64 as megawatts committed represent the megawatts under construction and megawatts committed as of the dates listed, whereas the megawatts under construction and megawatts committed in the chart that appears on pages 104-105 reflect the megawatts under construction/committed as of December 31, 2014.

Financial Metrics, page 65

19.	Disclose the assumptions you used to calculate the nominal contracted payment amounts you disclose here.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 of Submission #2 to address the Staff’s comment.

Results of Operations

Income Tax Expense, page 74

20.	Please reconcile your disclosure that the decrease in your net tax expense was due to a decline in profits with your disclosure on page 16 that you have never been profitable.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 70-71 of Submission #2 to address the Staff’s comment. The Company respectfully submits that AZI and a non-Indian subsidiary provide engineering, procurement and construction services to other subsidiaries. Although at the consolidated level, the Company has never been profitable, AZI and the non-Indian subsidiary have generated taxable profits historically.

Six Months Ended September 2014 Compared to Six Months Ended September 2013

General and Administrative Expenses, page 76

21.	We note your explanation of the reasons for the Rs. 12.7 million increase in general and administrative expenses only explains Rs. 7.2 million, or approximately 57%, of the increase. Please explain the reason(s) for the additional Rs. 5.5 million increase.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 76 of Submission #2 to address the Staff’s comment.

Income Tax Expense, page 77

22.	Please revise your disclosures to provide an informative discussion of the reasons for the fluctuation in your effective tax rate between interim periods.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 71 and 77 of Submission #2 to address the Staff’s comment.

Liquidity and Capital Resources

Liquidity Position, page 78

23.	Please clarify the types of “commitments” you have from financial institutions and disclose the material terms of such commitments, including any financial covenants you must satisfy prior to making cash distributions.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 78-79 of Submission #2 to address the Staff’s comment.

Compulsory Convertible Preferred Shares, page 79

24.	We note your disclosure that the Series A to D and Series F compulsory convertible preferred shares (CCPS) have been classified as temporary equity because the holders have a right to convert the shares into a fixed number of equity shares. It is our understanding that these particular CCPS have been classified within mezzanine equity since, as noted on page F-30, the holders may request that you buyback the CCPS under certain circumstances not considered within your control. Please advise us if our understanding is correct and revise your disclosures as necessary.

The Company acknowledges the Staff’s comment and confirms that the Staff’s understanding is correct. The Company has revised the disclosure on page 79 of Submission #2 to address the Staff’s comment.

25.	Please disclose the contingent events the non-occurrence of which will trigger the shareholders right to require you to buy back the shares.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 79-80 of Submission #2 to address the Staff’s comment.

Project-level Financing Arrangements, page 80

26.	Please disclose the potential consequences of your noncompliance with certain financial covenants for your Punjab 1 and Gujarat 1 projects.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 81 of Submission #2 to address the Staff’s comment.

Contractual Obligations and Commercial Commitments, page 84

27.	Although your contractual obligations table presents Rs. 9,133,300 of long-term debt, your balance sheet at September 30, 2014 reflects Rs. 11,661,500 of long-term debt, including the current portion. Please revise your table accordingly. Please also add a footnote to the table disclosing how you calculated interest on your long-term debt.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 84 of Submission #2 to address the Staff’s comment. The Company respectfully submits that the long-term debt reflected in the balance sheet is different from the long-term debt shown in the contractual obligations table because the balance sheet includes the CCDs and Series E compulsorily convertible preferred shares, which are convertible into equity shares and not repayable.

Business

Overview, page 97

28.	Here, or in another appropriate place in the prospectus, please elaborate on your role in helping the government design the auction process for competitive project bids.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 98 of Submission #2 to address the Staff’s comment.

Facilities, page 108

29.	Please provide the information required by Item 4.D of Form 20-F for all the leased and owned properties upon which your projects are located.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 108 of Submission #2 to address the Staff’s comment.

Project Development, page 109

30.	In light of your disclosure on page 29 that you are dependent upon a limited number of suppliers for your solar system components, here, or in another appropriate section in the prospectus, please describe the sources and availability of materials for your projects. Refer to Item 4.B.4 of Form 20-F.

The Company acknowledges the Staff’s comment and has removed the risk factor referenced on page 29 of the Draft Registration Statement as there are in fact a number of suppliers of solar panels and other system components available to the Company. As such, the Company has confirmed that it would be able to find an alternative supplier if the Company were to terminate its relationship with an existing supplier without materially delaying its solar projects.

Government Regulations, page 113

31.	We note your disclosure of the different laws and regulations to which you are subject. However, please describe the material effects of these laws and regulations on your business. Please refer to Item 4.B.8 of Form 20-F.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 113 and 115 of Submission #2 to address the Staff’s comment.

Management

Employment Agreements, page 125

32.	Please clarify whether any of your officers plan to enter into employment agreements with you or if they will continue under their employment agreements with AZI.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 125 of Submission #2 to address the Staff’s comment.

Principal Shareholders, page 129

33.	To the extent that the entities affiliated with Helion Venture Partners beneficially own greater than 5% of your equity shares on an individual basis, please provide separate line-item disclosure for each entity.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 130 of Submission #2 to address the staff’s comment.

34.	Disclose, by footnote or otherwise, the natural person(s) who control the entities affiliated with Helion Venture Partners and FC VI India Ventures (Mauritius) Ltd. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 130-131 of Submission #2 to address the Staff’s comment.

Related Party Transactions, page 132

35.	We note that you intend to enter into a new shareholders agreement that will replace the Consolidated and Amended Shareholders Agreement. Please disclose the material terms of this agreement, when finalized.

The Company acknowledges the Staff’s comment and will include disclosure of the material terms of the shareholders’ agreement once it has been finalized.

Financial Statements for the Year Ended March 31, 2014 and 2013, page F-3

General

36.	We note your disclosure in the fourth bullet point on page 20 that your debt could limit the ability of your project operating subsidiaries to pay dividends to you. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X or tell us why you believe these disclosures are not required.

The Company respectfully submits that certain project operating subsidiaries are restricted from paying dividends until all amounts due or to become due under their outstanding debt have been indefinitely paid in full. Nonetheless, after the completion of the project, certain project operating subsidiaries may pay a dividend if they have made at least two principal repayments. Furthermore, there are no restrictions on the project operating subsidiaries declaring dividends, except when a project operating subsidiary is not able to meet certain financial ratios as part of the covenants of these credit facilities or in case of any event of default.

Other project operating subsidiaries are restricted from paying dividends if they are not in compliance with certain financial ratios as part of the covenants of their credit facilities or in case of any event of default.

The Company advises the Staff that the abovementioned conditions have been met as of September 30, 2014 and March 31, 2014 at all the project operating subsidiaries. Accordingly, there are currently no major restrictions to paying dividends to AZI under the debt agreements, although the amount of dividends some project operating subsidiaries can pay may be capped. Thus, the Company respectfully submits that no further disclosure is required in the Draft Registration Statement.

Note 2. Summary of significant accounting policies e) Cash and cash equivalents, page F-10

37.	Please explain your basis in GAAP for classifying term deposits with an original maturity period of more than three months as cash and cash equivalents. We note your disclosure that you have the ability to redeem them at any time subject to minimum interest rate forfeiture. Please refer to the definitions of cash and cash equivalents in ASC 230-10-20 and tell us how you considered the minimum interest forfeiture provisions in classifying term deposits as cash and cash equivalents.

The Company acknowledges the Staff’s comment and respectfully submits that as of September 30, 2014, March 31, 2014 and March 31, 2013, total term deposits included in cash and cash equivalents were Rs. 606,076 thousands, Rs. 561,050 thousands, and Rs. 299,515 thousands, respectively, of which Rs. 161,700 thousands, Rs. 89,070 thousands, and Rs. 8,924 thousands, respectively, had an original maturity period of greater than three months. All term deposits are readily convertible into cash for known amounts on no more than one day’s notice.

The Company enters into such short term deposits where there is no immediate requirement for cash. These term deposits carry interest ranging from 8% to 9%. In case of any urgent need for cash, the Company may opt for early withdrawal and the bank would repay the entire principal along with interest at a rate that is 100 basis points lower than the stipulated rate. Such term deposits are readily convertible into cash and the reduction in interest rate is not material at each respective period end. It is the Company’s practice to withdraw the term deposits with maturities greater than three months as and when necessary to fund operations, interest on debt payments or capital expenditure. The Company generally does not distinguish between term deposits with an original maturity of less or more than three months when executing its treasury policies.

Pursuant to ASC 230-10-20 and consistent with common usage, cash includes not only currency on hand but also demand deposits with banks or other financial institutions. The Company also reports as cash other kinds of bank accounts that have the general characteristics of demand deposits where the Company may deposit funds at any time and may also effectively withdraw funds at any time without prior notice or penalty.

The Company respectfully submits that its term deposits are appropriately classified as cash and cash equivalents pursuant to ASC 230-10-20 because these term deposits are convertible into a known amount of cash at any time equal to full payment of principal amounts and with immaterial interest forfeiture.

i) Property, plant and equipment, page F-11

38.	We note that leasehold improvements on solar power plant sites are depreciated over the shorter of the lease term or the remaining period of the power purchase agreements (PPA’s). Please tell us if you have or anticipate incurring any leasehold improvements with useful lives that are shorter than either the related lease term or PPA.

The Company acknowledges the Staff’s comment and respectfully submits that it does not have or anticipate incurring any leasehold improvements with useful lives that are shorter than either the related lease term or PPA.

q) Revenue recognition, page F-14

39.	We note your disclosure on page 91 that India implemented renewable purchase obligations (RPO’s) in 2010. Please tell us if you generate and/or sell RPO’s, renewable energy credits, performance-based incentives or other similar credits. If so, please tell us in detail how you account for such items.

The Company acknowledges the Staff’s comment and respectfully submits that it does not generate or sell RPOs, renewable energy credits, performance-based incentives or other similar credits.

40.	We note from your disclosures on page 101 that some of your projects have PPA’s which are subject to step-downs, escalation, and other adjustments based on the grid tariff. Please explain to us in sufficient detail whether any of your PPA’s qualifies as a lease under ASC 840-10-15-6. If so, please explain how you determined the appropriate lease classification and clarify if you consider the lease payments to be minimum lease payments, contingent rents, or a combination of the two. Ensure you specifically address your accounting for the PPA with scheduled price changes described on page 66.

The Company respectfully submits that as of September 30, 2014, a scheduled price change or step-down was applicable in only one PPA. Revenue from this PPA has been recognized on a straight line basis by applying the average rate to the energy output estimated over the term of the PPA. The Company compares the actual energy supplied to the estimate of energy output on a periodic basis, but at least annually. Based on this evaluation, the Company reassesses the energy output estimated over the remaining term of the PPA and adjusts the revenue recognized and deferred to date.

In determining the appropriate accounting for the PPAs, the Company has performed an evaluation using the criteria outlined under ASC 840-10-15-6.

1.	Does the power purchaser have the ability or right to operate the plant, or can it direct the Company to operate the plant in a specified manner;

2.	Does the power purchaser have any ability or right to control physical access to the property;

3.	Is the price to be paid by the power purchaser to the Company for the sale of power is contractually fixed per unit for the entire term of the PPA; and

4.	Does the Company have to supply power to the power purchaser only and not to a third party.

None of the PPAs entered into by the Company to date qualifies as a lease under ASC 840-10-15-6.

41.	We note your disclosure on page 65 that some of your PPA’s may provide for government grants. Please explain and disclose how you account for government grants.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 of Submission #2 to address the Staff’s comment. The Company has not received any government grants as of September 30, 2014.

Should the Company receive a government grant, it would amend its accounting policy disclosures accordingly.

42.	We note your disclosure on page 106 that your Rajasthan projects which are under construction will have PPA’s at a tariff of RS 5.45 per kilowatt hour with viability gap funding. Please tell us and disclose in greater detail what you mean by viability gap funding.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 96 of Submission #2 to address the Staff’s comment.

The Company respectfully submits that viability gap funding, or VGF, was set up by the Indian government to incentivize the development of a large number of solar power projects in India, whereby the ongoing monthly fixed tariff to be paid by the distribution companies purchasing the power would be minimized. Under the VGF scheme, the tariff paid to solar power project developers is fixed at Rs. 5.45 per kilowatt hour during the 25-year PPA period. In return for the fixed tariff, the developer is provided VGF based on its bid for the VGF amount, with the upper limit being the lower of 30% of the project cost or Rs. 25 million per megawatt. The developer is entitled to 50% of the VGF upon the commissioning of the project and the balance is paid in five equal installments at the end of each year after the initial commissioning date.

As of September 30, 2014, the Company has not commenced operation of any projects with VGF.

x) Segment information, page F-15

43.	We note you have foreign operations. Please separately disclose the amount of revenues from external customers and long-lived assets of your domestic and foreign operations. Please refer to ASC 280-10-50-41.

The Company respectfully submits that its non-Indian operations provide services to certain subsidiaries and do not provide any services to external customers. These non-Indian operations do not have external revenue or significant long-lived assets and, accordingly, disclosure under ASC 280-10-540-41 has not been provided.

Note 10. Long term debt, page F-20

44.	It is our understanding that you classify and account for your Compulsory Convertible Debentures (CCD’s) and Series E CCPS as liabilities under ASC 480-10-25-14(a). Accordingly, please provide all disclosures required by ASC 480-10-50. If our understanding is incorrect, please advise.

The Company respectfully submits that disclosures required by ASC 480-10-50 have been included on pages F-20-F-22 and F-55-F-58 of the Draft Registration Statement to the extent applicable.

Disclosure required by ASC 480-10-50-2-b-f has not been presented as the number of shares issuable on conversion is contingent upon the fair value of the equity shares and there are currently no means of determining the number of shares to be issued to discharge the liability.

Note 11. Income Taxes, page F-25

45.	Although you had significant domestic pre-tax losses in both annual periods presented, you recognized domestic tax expense during fiscal 2013 and a domestic tax benefit during 2014. Please explain to us and disclose in MD&A the reasons for the varying effective tax rates of your domestic operations between periods.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 70-71 and 77 of Submission #2 to address the Staff’s comment.

46.	Please tell us the nature of your foreign operations and the source of the pre-tax income related to your foreign operations. Also disclose in MD&A the reasons for the significant decline in foreign pre-tax income and foreign income tax expense from fiscal 2013 to 2014.

The Company acknowledges the Staff’s comment and respectfully submits that it has non-Indian entities that provide certain services to it and some of its subsidiaries and charge a profit margin on the supply of these services to the Company. The Company has revised the disclosure on pages 70-71 and 75 of Submission #2 to address the Staff’s comment.

47.	We note that AZI treats the income tax it incurs on intercompany services income as prepaid expenses to the extent the amounts are expected to be deductible by the subsidiaries in their tax returns outside of the tax holiday period. Please explain your tax treatment to us in greater detail and, citing authoritative GAAP guidance, tell us how you determined the appropriate accounting treatment. It appears to us from your disclosures that your domestic operations are recognizing taxable income and income tax expense from such services.

The Company acknowledges the Staff’s comment and respectfully submits that it considers the tax paid by the Company on intercompany profits to be prepaid tax, based on the ASC 810-10-45-8 requirement that “[i]f income taxes have been paid on intra-entity profits on assets remaining within the consolidated group, those taxes shall be deferred or the intra-entity profits to be eliminated in consolidation shall be appropriately reduced.”

A portion of the Company’s Indian operations qualify for deduction from taxable income because its profits are attributable to the development of solar power projects under section 80-IA of the Indian Income Tax Act, 1961. This holiday, or the Tax Holiday period, is available for a period of ten consecutive years out of fifteen years beginning from the year in which the Company generates power. The costs capitalized in the standalone financial statements are, however, eligible for income tax deductions in the tax records of the subsidiaries receiving services from AZI and certain other subsidiaries. The Company recognizes a portion of the income taxes incurred by AZI and the subsidiaries providing such services as prepaid income taxes to the extent it will be able to realize the benefit derived from tax deductions availed by the subsidiaries receiving the services.

Based on the above, the Company recognizes prepaid tax only to the extent it shall be able to obtain the benefit of reversal after the Tax Holiday period.

48.	We note your statement that deferred income taxes have not been provided for your share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely. Considering your history of operating cash outflows and domestic pre-tax losses, please tell us how you determined such earnings are considered indefinitely reinvested. Please also provide all disclosures required by ASC 740-30-50-2. Additionally, revise MD&A to include qualitative disclosure of the impact of the decision to indefinitely reinvest earnings in foreign tax jurisdictions on your liquidity and capital resources, such as the satisfaction of potential future material domestic obligations. In doing so, disclose the amount of cash and short term investment held by your foreign subsidiaries and a statement that these funds are not readily available to the domestic parent company;

The Company acknowledges the Staff’s comment and has revised the disclosure on page 77 of Submission #2 to address the Staff’s comment.

The Company respectfully submits that it expects to generate positive cash flows from operations and it has no requirement in the foreseeable future for the remittance of money to India from its non-Indian operations. The Company further submits that it can transfer funds to India through equity investment in its Indian subsidiaries without paying the tax on such remittance from its non-Indian operations. Accordingly, the Company has considered these funds to be indefinitely reinvested in its non-Indian operations and if necessary, could be remitted on a tax free basis and that additional disclosure under ASC 740-30-50-2 is therefore not required.

The Company’s non-Indian subsidiaries had an immaterial amount of cash and short term investments of Rs. 13 million as of September 30, 2014, which are not readily available to AZI.

Note 14. Equity and preferred shares, page F-28

49.	Please disclose the following items related to your Mezzanine CCPS:

•	the redemption amount of each Series issued and the redemption amount of each Series as if it were currently redeemable at the balance sheet date;

•	a description of the accounting method used to accrete the Mezzanine CCPS;

•	the combined aggregate amount of redemption requirements for all Series each year for the five years following the date of the latest balance sheet;

•	the changes in each Series for each period for which a statement of operations is presented.

See Rule 5-02.27 of Regulation S-X.

The Company respectfully submits that the disclosure required by Rule 5-02.27 has been presented to the extent applicable. The Company submits that the redemption features of each series of Mezzanine CCPS have been presented in the disclosure on page F-30 and F-64. Moreover, the aggregate liquidation preference for all the series has been presented by the Company on the pages F-3 and F-39. The Company has presented the accounting policy with respect to the Mezzanine CCPS on page 79 of Submission #2 to address the Staff’s comment.

The Company further submits that its preference shares are redeemable only after February 25, 2016 and not in a staggered manner. Accordingly, it has not presented the redemption requirement for the next five years.

The Company also notes that changes in the aggregate amount of redemption requirements have been presented in the consolidated statement of preferred shares and shareholder’s deficit on pages F-7 and F-42.

Financial Statements for the Six Months Ended September 30, 2014 and 2013, page F-39

General

50.	Please note that comments on the annual financial statements should be applied to the interim financial statements to the extent applicable.

The Company acknowledges the Staff’s comment and has revised the interim financial statements to the extent applicable to address the Staff’s comment.

Condensed Consolidated Balance Sheets, page F-39

51.	We note that in your pro forma balance sheet as of September 30, 2014 the amount presented for the par value of your equity shares assuming conversion of all compulsory convertible debentures and compulsory convertible preferred stock into equity shares is unchanged. It is unclear why the par value attributable to equity shares would be the same before and after the conversion of these instruments. Please revise or explain to us why no revision is required.

The Company acknowledges the Staff’s comment and respectfully submits that the Company expects to convert the outstanding CCDs, Series E CCPS and the Series A, B, C, D and F CCPS into equity shares prior to the public offering. The conversion ratios for the Series E CCPS and the CCDs are variable where the number of equity shares received upon conversion is not presently determinable. Accordingly, the entire amount outstanding as of the date of the balance sheet has been reflected in additional paid in capital in the pro forma balance sheet. The Company will update the pro forma balance sheet prior to launching the public offering to reflect the par value of the equity shares (based on the midpoint of the estimated range of the initial public offering price) to be issued upon conversion once the conversion ratios and number of equity shares are determinable.

Note 10. Long term debt, page F-55

52.	We note that the holders of your CCD’s and your Series E CCPS have an option to require you to buyback the equity shares held by them after conversion of their CCD’s and CCPS into equity shares so as to give them certain required returns. We also note that your Series A, B, C, D and F CCPS include certain buyback provisions based on the non-occurrence of certain contingent events. Please tell us why the equity shares issued for the CCD’s, Series E CCPS and/or the Series A, B, C, D and F CCPS are reflected in permanent equity in your pro forma balance sheet considering these buyback provisions. Please revise your disclosure to clarify this matter or explain to us why you believe no revision is necessary.

The Company acknowledges the Staff’s comment and respectfully submits that the Company expects to convert the CCDs, Series E CCPS and the Series A, B, C, D and F CCPS into the equity shares prior to the public offering. The pro forma disclosure has been prepared assuming the public offering has been completed and, pursuant to our shareholders’ agreement, the buy-back provisions of the convertible securities are no longer applicable. Accordingly, the Company considers the CCDs and CCPSs to be permanent equity in its pro forma balance sheet and respectfully submits that no revision is necessary.

Note 11. Income Taxes, page F-60

53.	We note that you reversed the full valuation allowance on your deferred tax assets during the most recent interim period. Considering the existence of negative evidence under ASC 740, such as your cumulative operating losses in the past three years, we are unclear how you recently determined a valuation allowance was not necessary. Citing the factors in ASC 740-10-30-16 through -25, please explain in detail how you determined that a reduction of the full valuation allowance to zero was appropriate. Also describe and disclose the circumstances that changed from the prior fiscal year-end that necessitated this adjustment. Specifically discuss the negative and positive evidence you considered in your evaluation. As noted in paragraphs 21 and 23, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence, such as cumulative loss in recent years, and requires positive evidence of sufficient quality and quantity to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. A projection of future taxable income is inherently subjective and will generally not be sufficient to overcome negative evidence that includes cumulative losses in recent years.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 70-71 and 77 of Submission #2 to address the Staff’s comment. The Company respectfully submits that a valuation allowance of Rs. 61,129 was carried in AZI as of March 31, 2014 on its carry forward losses. The Company has been able to earn taxable profit in AZI from services provided to its subsidiary in the six months ended September 30, 2014 and has no cumulative carry forward tax losses.

As per ASC 740-10-30-21, if the Company is able to demonstrate from existing contracts or firm sales backlog that it will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures, valuation allowance is not recognized. As management has been able to demonstrate enough taxable profits, valuation allowance has not be recognized as of September 30, 2014.

The Company further submits that AZI’s EPC operations as of March 31, 2014 increased in the six months ended September 30, 2014 resulting in the higher taxable profits.

Outside Back Cover of Prospectus

54.	Please provide the language required by Item 2 of Form F-1 and Item 502 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the outside back cover of Submission #2 to address the Staff’s comment.

Undertakings, page II-2

55.	Please revise to provide the undertaking required by Item 512(a)(6) of Regulation S-K as this undertaking applies to all primary offerings.

The Company acknowledges the Staff’s comment and has provided the undertaking to address the Staff’s comment.

***

We hope that the foregoing has been responsive to the Staff’s comments. Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey, Esq.

Thomas J. Ivey, Esq.

cc:	Azure Power Global Limited

Inderpreet Wadhwa

Sandeep Chopra

Latham & Watkins LLP

Kirk A. Davenport II, Esq.

Wesley C. Holmes, Esq.

Ernst & Young Associate LLP

Kapil Jain